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Exhibit 12.1

Advanstar Communications Inc.
Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Predecessor			Advanstar
	Year ended December 31,		For the period from January 1, 2000 through October 11,	For the period from October 12, 2000 through December 31,	Combined	Year ended December 31,
	1998	1999	2000	2000	2000	2001	2002
					(unaudited)
	(dollars in thousands)
Earnings before fixed charges:
Income (loss) before income taxes, extraordinary item and accounting change	$(27,172)	$(12,016)	$10,700	$(22,817)	$(12,117)	$(57,820)	$(73,000)
Portion of rents representative of interest factor	1,368	1,798	1,821	288	2,109	2,378	2,475
Interest on indebtedness	27,862	39,888	38,161	13,765	51,926	55,499	51,211

Earnings (loss) before fixed charges	2,058	29,670	50,682	(8,764)	41,918	57	(19,314)

Fixed charges:
Portion of rents representative of interest factor	1,368	1,798	1,821	288	2,109	2,378	2,475
Interest on indebtedness	27,862	39,888	38,161	13,765	51,926	55,499	51,211

Total fixed charges	29,230	41,686	39,982	14,053	54,035	57,877	53,686

Ratio of earnings to fixed charges	—	—	1.3	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(27,172)	$(12,016)	—	$(22,817)	$(12,117)	$(57,820)	$(73,000)

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Advanstar Communications Inc. Computation of Ratio of Earnings to Fixed Charges/Deficiency In the Coverage of Fixed Charges by Earnings Before Fixed Charges